Filed Pursuant to Rule 424(b)(2)
Registration No. 333-122925, 333-122925-01

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 25, 2005

PACERSSM

Premium MAndatory Callable

Equity-Linked SecuRitieS

CITIGROUP FUNDING INC.

PACERS BASED UPON

THE PHLX OIL SERVICE SECTORSM INDEX

DUE                      2008

$10.00 PER PACERS

PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

•	The PACERS will mature on 2008, unless called earlier by us.

•	We will call the PACERS for cash in an amount equal to the sum of $10 and a mandatory call premium if the closing value of the PHLX Oil Service Sector Index on any trading day during the three trading-day periods starting on and including December , 2006, December , 2007 or December , 2008 is greater than or equal to the initial index value.

•	If we do not call the PACERS, you will receive at maturity for each PACERS either (1) cash in an amount equal to the product of the exchange ratio and the final index value, if the closing value of the PHLX Oil Service Sector Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity is less than or equal to (approximately % of the initial index value), or (2) $10 in cash.

•	The exchange ratio will be , $10 divided by the initial index value.

•	The final index value will be the closing value of the PHLX Oil Service Sector Index on the third trading day before maturity.

•	The PACERS are not principal-protected. At maturity you could receive an amount less than your initial investment in the PACERS.

•	No interest will be paid on the PACERS.

•	We will apply to list the PACERS on the American Stock Exchange under the symbol “CFO.”

Investing in the PACERS involves a number of risks. See “ Risk Factors Relating to the PACERS” beginning on page S-13.

“PHLX Oil Service SectorSM” and “OSXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Citigroup Inc. The PACERS have not been passed on by the Philadelphia Stock Exchange Inc. as to their legality or suitability. The PACERS are not sponsored, endorsed, sold or promoted by the Philadelphia Stock Exchange Inc. Philadelphia Stock Exchange Inc. makes no warranties and bear no liability with respect to the PACERS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PACERS or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per PACERS	Total
Public Offering Price	$10.00	$
Underwriting Discount	$	$
Proceeds to Citigroup Funding Inc.	$	$

The underwriter expects to deliver the PACERS to purchasers on or about                     , 2005.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

                    , 2005

SUMMARY

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the PACERS based upon the PHLX Oil Service SectorSM Index (the “Index”). You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the PACERS as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the PACERS. You should, in particular, carefully review the section entitled “Risk Factors Relating to the PACERS,” which highlights a number of risks, to determine whether an investment in the PACERS is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

Selected Purchase Considerations

•	Mandatory Call Premium – We will call the PACERS and pay you a call price in cash equal to $10 plus a mandatory call premium if at the close of trading on any trading day during the three trading-day periods each year, the value of the Index is greater than or equal to the initial index value.

•	Limited Protection Against Loss – If we do not call the PACERS and the value of the Index does not, at the close of trading on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity, decline from the initial index value by a predetermined percentage or more, then at maturity you will receive the principal amount of your investment even if the closing value of the Index at maturity is less than the initial index value.

•	Exchange Listing – Although the PACERS are expected to be “buy and hold” investments, they are expected to be listed on a major exchange.

Selected Risk Considerations

An investment in the PACERS involves significant risks. These risks are explained in more detail in the “Risk Factors Relating to the PACERS” section of this prospectus supplement. Some are summarized here.

•	Your Investment in the PACERS May Result in a Loss if the Index Declines – If at the close of trading on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity the closing value of the Index declines from the initial index value by a predetermined percentage or more and we do not call the PACERS, the amount you receive at maturity will be less than your initial investment.

•	You Will Not Receive Any Periodic Payments – You will not receive any periodic payments of interest or any other payments on the PACERS until maturity, unless we call the PACERS. In addition, you will not have any voting rights and will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Index.

•	Our Ability to Call the PACERS Limits the Appreciation of Your Investment in the PACERS – If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the value of the Index through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the applicable mandatory call premium. Your return on the PACERS may be less than your return on a similar security that allowed you to participate more fully in the appreciation of the value of the Index.

•	You May Not Be Able to Sell Your PACERS if an Active Trading Market for the PACERS Does Not Develop – We expect the PACERS will be listed on a major exchange, but the secondary market may not be liquid and may not continue for the term of the PACERS. Although Citigroup Global Markets Inc. intends to make a market in the PACERS, it is not obligated to do so.

•	The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity May Be Substantially Less Than the Amount You Originally Invest – Due to changes in the price of and the dividend yield on the stocks underlying the Index, interest rates, the earnings performance of the issuers of the stocks underlying the Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the PACERS may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your PACERS prior to maturity.

SUMMARY INFORMATION — Q&A

What Are the PACERS?

The PACERS pay an amount at maturity that, if we do not call the PACERS, will depend on whether the closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity is less than or equal to              (approximately         % of the initial index value). If we do not call the PACERS and the closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity is less than or equal to              (approximately         % of the initial index value), then the amount of your maturity payment will be directly linked to the percentage change of the Index and will be less than the amount of your initial investment.

The PACERS are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The PACERS mature on December     , 2008, are callable by us annually beginning on                     , 2006 and do not provide for earlier redemption by you. We will make the payment associated with any call of the PACERS on the earlier of at least five business days after such call or the maturity date.

Each PACERS represents a principal amount of $10. You may transfer the PACERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the PACERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the PACERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that these systems maintain with DTC. You should refer to the section “Description of the PACERS — Book-Entry System” in this prospectus supplement and the section “Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the PACERS?

We will not make any periodic payments of interest on the PACERS or any other payments on the PACERS until maturity, unless we call the PACERS as described in more detail below.

What Will I Receive if Citigroup Funding Calls the PACERS?

We will call the PACERS, in whole, but not in part, if the closing value of the Index on any trading day during the three trading-day periods starting on and including December     , 2006, December     , 2007 or December     , 2008 is greater than or equal to the initial index value of             . We refer to the three trading days each year as a call determination period, and we refer to the trading day on which we call the PACERS, if any, as the call date. If we call the PACERS, you will receive for each PACERS a call price in cash equal to the sum of $10 and a mandatory call premium. The mandatory call premium will equal $             if the PACERS are called during the call determination period beginning on December     , 2006; $             if the PACERS are called during the call determination period beginning on December     , 2007; and $             if the PACERS are called during the call determination period beginning on December     , 2008.

If we call the PACERS during the call determination period beginning on December     , 2006 or December     , 2007, we will provide notice of a call, including the exact call payment date, within one business day after the call date, and the call payment date will be at least five business days, but not more than 60 days, after the call date. If we call the PACERS during the call determination period beginning on December     , 2008, we will not provide notice of a call but will pay the call price to you at maturity.

The opportunity to participate in possible increases in the value of the Index through an investment in the PACERS is limited if we call the PACERS because the return you receive will be limited to the amount of the applicable mandatory call premium.

What Will I Receive at Maturity of the PACERS?

If we call the PACERS during the call determination period beginning on December     , 2008, at maturity you will receive for each PACERS you hold a call price in cash equal to $            , the sum of $10 and the applicable mandatory call premium.

If we do not call the PACERS, at maturity you will receive for each PACERS you hold the maturity payment. The maturity payment for each PACERS will equal either:

•	cash in an amount equal to the product of the exchange ratio and the final index value, if the closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity is less than or equal to (approximately % of the initial index value), or

•	$10 in cash.

As a result, if we do not call the PACERS and the closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity is less than or equal to approximately     % of the initial index value, the amount you receive at maturity for each PACERS will be less than the price paid for each PACERS, and could be zero.

The initial index value will equal             , the closing value of the Index on December     , 2005.

The final index value will be the closing value of the Index on the third trading day before maturity.

The exchange ratio will equal             , $10 divided by the initial index value.

Call Prices and Maturity Payment — Hypothetical Examples

The eight examples of hypothetical call price calculations and the two examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

•	Pricing date: December 15, 2005
•	Issue date: December 20, 2005
•	Maturity date: December 22, 2008
•	Issue price: $10.00 per PACERS
•	Initial index value: 181.00
•	Exchange ratio: 0.05525 ($10.00/initial index value)
•	Mandatory call premium: 12.5% fixed return per year

Example 1:

The closing value of the Index on the first day of the call determination period beginning on December 18, 2006 is equal to the initial index value. The PACERS will be called.

Hypothetical closing value on December 18, 2006: 181.00

Hypothetical mandatory call premium: $1.25

Hypothetical call price: $11.25 ($10.00 plus the applicable hypothetical mandatory call premium) per PACERS

Example 2:

The closing value of the Index on the first day of the call determination period beginning on December 18, 2006 is greater than the initial index value. The PACERS will be called. Although the closing value of the Index increased by more than 12.5%, the return on the PACERS is limited to the applicable hypothetical mandatory call premium of 12.5%.

Hypothetical closing value on December 18, 2006: 226.50

Hypothetical mandatory call premium: $1.25

Hypothetical call price: $11.25 ($10.00 plus the applicable hypothetical mandatory call premium) per PACERS

Example 3:

The closing value of the Index on all three days of the call determination period beginning on December 18, 2006 is less than the initial index value. The PACERS will not be called.

Hypothetical maximum closing value during the call determination period beginning on December 18, 2006: 162.90

Hypothetical mandatory call premium: Not Applicable

Hypothetical call price: Not Applicable

Example 4:

The closing value of the Index on the first day of the call determination period beginning on December 17, 2007 is equal to the initial index value. The PACERS will be called.

Hypothetical closing value on December 17, 2007: 181.00

Hypothetical mandatory call premium: $2.50

Hypothetical call price: $12.50 ($10.00 plus the applicable hypothetical mandatory call premium) per PACERS

Example 5:

The closing value of the Index on the first day of the call determination period beginning on December 17, 2007 is greater than the initial index value. The PACERS will be called. Although the closing value of the Index increased by more than 25.0%, the return on the PACERS is limited to the applicable hypothetical mandatory call premium of 25.0%.

Hypothetical closing value on December 17, 2007: 253.40

Hypothetical mandatory call premium: $2.50

Hypothetical call price: $12.50 ($10.00 plus the applicable hypothetical mandatory call premium) per PACERS

Example 6:

The closing value of the Index on all three days of the call determination period beginning on December 17, 2007 is less than the initial index value. The PACERS will not be called.

Hypothetical closing value on December 17, 2007: 153.85

Hypothetical mandatory call premium: Not Applicable

Hypothetical call price: Not Applicable

Example 7:

The closing value of the Index on the first day of the call determination period beginning on December 18, 2008 is equal to the initial index value. The PACERS will be called.

Hypothetical closing value on December 18, 2008: 181.00

Hypothetical mandatory call premium: $3.75

Hypothetical call price: $13.75 ($10.00 plus the applicable hypothetical mandatory call premium) per PACERS

Example 8:

The closing value of the Index on the first day of the call determination period beginning on December 18, 2008 is greater than the initial index value. The PACERS will be called. Although the closing value of the Index increased by more than 37.5%, the return on the PACERS is limited to the applicable hypothetical mandatory call premium of 37.5%.

Hypothetical closing value on December 18, 2008: 280.55

Hypothetical mandatory call premium: $3.75

Hypothetical call price: $13.75 ($10.00 plus the applicable hypothetical mandatory call premium) per PACERS

Example 9:

The PACERS have not been called, and the lowest closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity is not less than or equal to 75% of the initial index value, and the closing value of the Index on the third trading day before maturity is less than the initial index value.

Hypothetical lowest closing value: 141.18

Hypothetical closing value on December 18, 2008: 162.90

Hypothetical maturity payment: $10.00 per PACERS

Example 10:

The PACERS have not been called, and the lowest closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity is less than or equal to 75% of the initial index value, and the closing value of the Index on the third trading day before maturity is less than the initial index value.

Hypothetical lowest closing value:

108.60

Hypothetical closing value on December 18, 2008: 157.79

Hypothetical maturity payment: $8.72 per PACERS

Who Publishes the Index and What Does It Measure?

Unless otherwise stated, all information on the Index provided in this prospectus supplement is derived from the Philadelphia Stock Exchange, Inc., which we refer to as “PHLX,” or other publicly available sources. The Index was developed by PHLX and is calculated, maintained and published by PHLX. It is a price-weighted index composed of 15 companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The Index was set to an initial value of 75.00 on December 31, 1996 and options commenced trading on February 24, 1997.

The Index is calculated by adding the prices of the component stocks and dividing by the base market divisor, without any regard to capitalization. Typically, the higher priced and more volatile constituent issues will exert a greater influence over the movement of a price-weighted index. To maintain the continuity of the Index, the divisor is adjusted to reflect non-market changes in the price of the component securities as well as changes in the composition of the Index. Changes which may result in divisor adjustments include but are not limited to stock splits, dividends, spin offs, certain rights issuances and mergers and acquisitions.

Please note that an investment in the PACERS does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Index.

How Has the Index Performed Historically?

We have provided tables showing the closing values of the Index on the last trading day of each month from January 2000 to October 2005, and on the last trading day of each December from 1997 through 2004, as well as a graph showing the closing values of the Index on the last trading day of each month from February 1997 through October 2005. You can find these tables and the graph in the section “Description of the PHLX Oil Service Sector Index — Historical Data on the Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Index in recent years. However, past performance is not necessarily indicative of how the Index will perform in the future. You should also refer to the section “Risk Factors Relating to the PACERS — The Historical Performance of the Index Is Not an Indication of the Future Performance of the Index” in this prospectus supplement.

What Are the United States Federal Income Tax Consequences of Investing in the PACERS?

In purchasing a PACERS, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Index. Under such treatment, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition. Due to the absence of authority as to the proper characterization of the PACERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Will the PACERS Be Listed on a Stock Exchange?

We will apply to list the PACERS on the American Stock Exchange under the symbol “CFO.” You should be aware that the listing of the PACERS on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the PACERS.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

Citigroup’s consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of income to fixed charges (excluding interest on deposits)	2.34x	2.65x	3.42x	2.52x	1.93x	1.76x
Ratio of income to fixed charges (including interest on deposits)	1.85x	2.01x	2.43x	1.90x	1.59x	1.49x
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.33x	2.63x	3.39x	2.50x	1.92x	1.75x
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	1.84x	2.00x	2.41x	1.89x	1.58x	1.48x

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the PACERS and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell PACERS to create a secondary market for holders of the PACERS, and may engage in other activities described in the section “Underwriting” in this prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the PACERS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as holder of the PACERS.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Index or in other instruments, such as options, swaps or futures, based upon the Index or the stocks underlying such index. This hedging activity could affect the value of the Index and therefore the market value of the PACERS. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERS in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the PACERS declines. You should refer to “Risk Factors Relating to the PACERS — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the PACERS?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the PACERS. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the PACERS, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc, its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the PACERS.

Are There Any Risks Associated with My Investment in the PACERS?

Yes, the PACERS are subject to a number of risks. Please refer to the section “Risk Factors Relating to the PACERS” in this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by Citigroup with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2004; (ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures); (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 and (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 24, 2005, January 31, 2005, February 4, 2005, February 11, 2005, February 22, 2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 15, 2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 26, 2005, May 31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005, June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June 30, 2005, July 1, 2005, July 14, 2005, July 18, 2005, July 19, 2005, July 28, 2005, August 1, 2005, August 3, 2005, August 22, 2005, August 25, 2005, August 26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28, 2005, September 29, 2005, September 30, 2005, October 7, 2005, October 17, 2005, October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005 and November 1, 2005.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the world wide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE PACERS

Because the terms of the PACERS differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity, unless the PACERS are called by us, an investment in the PACERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Index and other events that are difficult to predict and beyond our control.

Your Investment in the PACERS May Result in a Loss if the Value of the Index Declines

If we do not call the PACERS, the amount of the maturity payment will depend on the closing value of the Index on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity. If on any trading day after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity the closing value of the Index is less than or equal to              (approximately    % of the initial index value), and we do not call the PACERS, the amount you receive at maturity will be less than the price paid for each PACERS, and could be zero, in which case your investment in the PACERS will result in a loss. If we do not call the PACERS, this will be true even if the closing value of the Index exceeds the initial index value at one or more times after the date on which the PACERS are priced for initial sale to the public up to and including the third trading day before maturity but is less than or equal to approximately     % of the initial index value at the close of trading on any trading day during this period.

The PACERS Have a Mandatory Call Feature Which Limits the Potential Appreciation of Your Investment

We will call the PACERS if the closing value of the Index on any day during the three call determination periods beginning on December     , 2006, December     , 2007 or December     , 2008 is greater than or equal to the initial index value. If we call the PACERS, you will receive a call price in cash equal to $10 plus a mandatory call premium. The opportunity to participate in possible increases in the value of the Index through an investment in the PACERS is limited because the return you receive if we call the PACERS will be limited to the amount of the applicable mandatory call premium. Therefore, your return on the PACERS may be less than your return on a similar security that was directly linked to the Index and allowed you to participate more fully in the appreciation of the value of the Index.

The Yield on the PACERS May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The PACERS do not pay any interest. As a result, if we do not call the PACERS, the effective yield on the PACERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your PACERS Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your PACERS in the secondary market will be affected by the supply of and demand for the PACERS, the value of the Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the PACERS of a change in a specific factor, assuming all other conditions remain constant.

Value of the Index.    We expect that the market value of the PACERS will depend substantially on the relationship between the closing value of the Index on the date on which the PACERS are priced for initial sale to the public and the future value of the Index. However, changes in the value of the Index may not always be reflected, in full or in part, in the market value of the PACERS. If you choose to sell your PACERS when the value of the Index exceeds the initial index value, you may receive substantially less than the amount that would be payable at maturity or if the PACERS are called based on that value because of expectations that the value of the Index will continue to fluctuate from that time to the time the call is exercised or to maturity. In addition, significant increases in the value of the Index are not likely to be reflected in the trading price of the PACERS because we will call the PACERS on the earliest of any of the three call determination periods beginning on December     , 2006, December     , 2007 or December     , 2008 for a call premium of         %,         % and         %, respectively, if the closing value of the Index on any trading day during any of the call determination periods is greater than or equal to the initial index value. If you choose to sell your PACERS when the value of the Index is below the initial index value, you may receive less than the amount you originally invested.

Trading prices of the underlying stocks of the Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Funding’s hedging activities in the underlying stocks of the the Index, the issuance of securities similar to the PACERS and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the prices of the underlying stocks of the Index and the value of the Index.

Volatility of the Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Index changes during the term of the PACERS, the market value of the PACERS may decrease.

Mandatory Call Feature.    The possibility that the PACERS may be called during the call determination period each year is likely to limit their value. We believe that if the PACERS did not include a mandatory call feature, their value could be significantly different.

Events Involving the Companies Comprising the Index.    General economic conditions and earnings results of the companies whose common stocks comprise the Index and real or anticipated changes in those conditions or results may affect the market value of the PACERS. In addition, if the dividend yields on those stocks increase, we expect that the market value of the PACERS may decrease because the Index does not incorporate the value of dividend payments. Conversely, if the dividend yields on the stocks decrease, we expect that the value of the PACERS may increase.

Interest Rates.    We expect that the market value of the PACERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the PACERS may decrease, and if U.S. interest rates decrease, the market value of the PACERS may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the PACERS may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Index during the period prior to the maturity of the PACERS. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the PACERS.

Hedging Activities.    Hedging activities related to the PACERS by us or one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Index or in other instruments, such as options, swaps or futures, based upon the Index or the stocks underlying the Index. This hedging activity could affect the value of the Index and therefore the market value of the PACERS. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the PACERS.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the PACERS attributable to another factor, such as an increase in the value of the Index.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the PACERS of a given change in most of the factors listed above will be less if it occurs later in the term of the PACERS than if it occurs earlier in the term of the PACERS.

The Historical Performance of the Index Is Not an Indication of the Future Performance of the Index

The historical performance of the Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Index during the term of the PACERS. Changes in the value of the Index will affect the trading price of the PACERS, but it is impossible to predict whether the value of the Index will rise or fall.

Your Return on the PACERS Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Underlying the Index

Your return on the PACERS will not reflect the return you would realize if you actually owned the stocks underlying the Index because PHLX calculates the Index by reference to the prices of the stocks comprising the Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the PACERS may be less than the return you would realize if you actually owned the stocks underlying the Index even if the final index value of the Index is greater than its initial index value.

You Will Not Receive Any Periodic Payments on the PACERS

You will not receive any periodic payments of interest or any other payments on the PACERS until maturity, unless we call the PACERS. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Index.

You May Not Be Able to Sell Your PACERS if an Active Trading Market for the PACERS Does Not Develop

There is currently no secondary market for the PACERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the PACERS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the PACERS. If the secondary market for the PACERS is limited, there may be few buyers should you choose to sell your PACERS prior to maturity.

The Market Value of the PACERS May Be Affected by Purchases and Sales of the Stocks Underlying the Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Index or derivative instruments relating to the Index or to the stocks underlying the Index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Index or of the Index and therefore the market value of the PACERS.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the PACERS, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to making certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the PACERS through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Index or in other instruments, such as options, swaps or futures, based upon the Index or the stocks underlying the Index. This hedging activity may present a conflict between your interest in the PACERS and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Index and therefore the market value of the PACERS. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your PACERS in the secondary market. Since hedging our obligation under the PACERS involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the PACERS declines.

The United States Federal Income Tax Consequences of the PACERS Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the PACERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this prospectus supplement.

DESCRIPTION OF THE PACERS

The following description of the particular terms of the PACERS supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. The following summary of the PACERS is qualified in its entirety by reference to the senior debt indenture referred to in the accompanying prospectus.

General

The Premium MAndatory Callable Equity-Linked SecuRitieS (PACERSSM) based upon the PHLX Oil Service SectorSM Index (the “PACERS”) pay an amount at maturity that, if we do not call the PACERS, will depend on whether the closing value of the Index on any Trading Day after the date on which the PACERS are priced for initial sale to the public up to and including the third Trading Day before maturity is less than or equal to          (approximately     % of the Initial Index Value). If we do not call the PACERS and the closing value of the Index on any Trading Day after the date on which the PACERS are priced for initial sale to the public up to and including the third Trading Day before maturity is less than or equal to              (approximately     % of the Initial Index Value), then the amount of your Maturity Payment will be directly linked to the percentage change of the Index and will be less than the amount of your initial investment.

The PACERS are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of PACERS issued will be $         (     PACERS). The PACERS will mature on                 , 2008, unless called earlier by us. The PACERS will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the PACERS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The PACERS will be issued only in fully registered form and in denominations of $10 per PACERS and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the PACERS and of the senior debt indenture under which the PACERS will be issued.

Interest

We will not make any periodic payments of interest on the PACERS, or any other payments until maturity, unless we call the PACERS as described below.

Mandatory Call Feature

We will call the PACERS, in whole, but not in part, if the closing value of the Index on any Trading Day during the three Trading-Day periods starting on and including December     , 2006, December     , 2007 or December     , 2008 is greater than or equal to the Initial Index Value of             . We refer to the three Trading Days each year as a Call Determination Period, and we refer to the Trading Day within a Call Determination Period on which we call the PACERS, if any, as the Call Date. If we call the PACERS, you will receive for each PACERS a Call Price in cash equal to the sum of $10 and a Mandatory Call Premium. The Mandatory Call Premium will equal $             if the PACERS are called during the Call Determination Period beginning on December     , 2006; $              if the PACERS are called during the Call Determination Period beginning on December     , 2007; and $             if the PACERS are called during the Call Determination Period beginning on December     , 2008.

If we call the PACERS during the Call Determination Period beginning on December     , 2006 or December     , 2007, we will provide notice of a call, including the exact call payment date, within one business day after the

Call Date, and the call payment date will be at least five business days, but not more than 60 days after the Call Date. If we call the PACERS during the Call Determination Period beginning on December     , 2008, we will not provide notice of a call but will pay the Call Price to you at maturity.

The opportunity to participate in possible increases in the value of the Index through an investment in the PACERS is limited if we call the PACERS because the amount you receive will be limited to the Call Price.

So long as the PACERS are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the PACERS are no longer represented by global securities or are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The PACERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

If we call the PACERS during the Call Determination Period beginning on December     , 2008, at maturity you will receive for each PACERS you hold a Call Price in cash equal to $            , the sum of $10 and the applicable Mandatory Call Premium. If we do not call the PACERS, they will mature on                     , 2008. At maturity, you will receive for each PACERS the Maturity Payment described below.

Determination of the Maturity Payment

The Maturity Payment for each $10 principal amount of PACERS will equal either:

•	cash in an amount equal to the product of the Exchange Ratio and the Final Index Value, if the closing value of the Index on any Trading Day after the date on which the PACERS are priced for initial sale to the public up to and including the third Trading Day before maturity is less than or equal to (approximately % of the Initial Index Value), or

•	$10 in cash.

As a result, if we do not call the PACERS and the closing value of the Index on any Trading Day after the date on which the PACERS are priced for initial sale to the public up to and including the third Trading Day before maturity is less than or equal to approximately    % of the Initial Index Value, the amount you receive at maturity for each PACERS will be less than the price paid for each PACERS, and could be zero.

The “Initial Index Value” will equal         , the closing value of the Index on December     , 2005.

The “Final Index Value” will be the closing value of the Index on the third Trading Day before maturity.

The “Exchange Ratio” will equal             , $10 divided by the Initial Index Value.

If no closing value of the Index is available on the third Trading Day before maturity because of a Market Disruption Event or otherwise, the value of the Index for that Trading Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the Trading Day prior to maturity.

A “Trading Day” means a day, as determined by the calculation agent, on which the Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Index.

A “Market Disruption Event” means, as determined by the calculation agent, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) stocks which then comprise 20% or more of the value of the Index or any successor index, (2) any options or futures contracts, or any options on such futures contracts relating to the Index or any successor index, or (3) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Index will be based on a comparison of the portion of the value of the Index attributable to that security relative to the overall value of the Index, in each case immediately before that suspension or limitation.

Discontinuance of the Index

If PHLX discontinues publication of the Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index, then the value of the Index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the PACERS.

If PHLX discontinues publication of the Index and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Index, the value to be substituted for the Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Index prior to any such discontinuance.

If PHLX discontinues publication of the Index before we call the PACERS and prior to the determination of the Maturity Payment and the calculation agent determines that no successor index is available at that time, then on each Trading Day until the earliest to occur of (a) the determination that we will call the PACERS, (b) the determination of the Maturity Payment and (c) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Index as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the PACERS.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Index as described above, the successor index or value will be substituted for the Index for all purposes, including for purposes of determining whether a Trading Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the market value of the PACERS.

Alteration of Method of Calculation

If at any time the method of calculating the Index or any successor index is changed in any material respect, or if the Index or any successor index is in any other way modified so that the value of the Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Index or the successor index. Accordingly, if the method of calculating the Index or any successor index is modified so that the value of the Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any PACERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the PACERS will be determined by the calculation agent and will equal, for each PACERS, the Call Price or Maturity Payment, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of early repayment. See “— Mandatory Call Feature” and “— Determination of the Maturity Payment” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of a beneficial owner of a PACERS against the entity that becomes subject to a bankruptcy proceeding will be capped at the

Call Price, the Maturity Payment or cash equivalent of the Maturity Payment, as applicable, calculated as though the Call Date or maturity of the PACERS were the date of the commencement of the proceeding.

In case of default in payment at maturity of the PACERS, the PACERS shall bear interest, payable upon demand of the beneficial owners of the PACERS in accordance with the terms of the PACERS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Book-Entry System

Upon issuance, all PACERS will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for PACERS in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the PACERS through the accounts that each of these systems maintains as a participant in DTC.

A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed that it intends to follow such procedures.

Same-Day Settlement and Payment

Settlement for the PACERS will be made by Citigroup Global Markets Inc. in same-day funds. All Maturity Payments and all cash payments upon call of the PACERS will be paid by Citigroup Funding in same-day funds so long as the PACERS are maintained in book-entry form.

Calculation Agent

The calculation agent for the PACERS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the PACERS. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the PACERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the PACERS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE PHLX OIL SERVICE SECTORSM INDEX

General

Unless otherwise stated, we have derived all information regarding the PHLX Oil Service Sector Index (the “Index”) provided in this prospectus supplement, including its composition, method of calculation and changes in components, from PHLX, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, PHLX. PHLX is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Index.

The Index is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) composed of 15 common stocks of the companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The Index was set to an initial value of 75.00 on December 31, 1996 and options commenced trading on February 24, 1997.

The value of the Index is calculated by adding the prices of the component stocks and dividing it by the base market divisor that is designed to provide meaningful continuity in the value of the Index. Typically, the higher priced and more volatile constituent issues will exert a greater influence over the movement of a price-weighted index. To maintain the continuity of the index, the divisor is adjusted to reflect non-market changes in the price of the component securities as well as changes in the composition of the index. Changes which may result in divisor adjustments include but are not limited to stock splits, dividends, spin offs, certain rights issuances and mergers and acquisitions.

The following is a list of companies included in the Index as of November 25, 2005 and their trading symbols:

Schlumberger Ltd.	SLB
National Oilwell Varco, Inc.	NOV
Smith International, Inc.	SII
Weatherford International Ltd.	WFT
Cooper Cameron Corp.	CAM
Nabors Industries Ltd.	NBR
Noble Corp.	NE
BJ Services Company	BJS
Baker Hughes, Inc.	BHI
Transocean, Inc.	RIG
Halliburton Company	HAL
Tidewater, Inc.	TDW
Global Santa Fe Corp.	GSF
Rowan Companies, Inc.	RDC
Global Industries Ltd.	GLBL

THE PHLX OIL SERVICE SECTOR INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS OR OTHER DISTRIBUTIONS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE PACERS WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL MATURITY.

Historical Data on the Index

Month-End Closing Values

The following table sets forth the closing value of the Index on the last Trading Day of each month in the period from January 2000 through October 2005. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the market value of the PACERS may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the PACERS.

	2000	2001	2002	2003	2004	2005
January	84.36	125.92	86.02	82.72	100.87	129.58
February	98.1	123.34	92.93	88.19	107.28	141.44
March	115.18	114.65	102.41	84.4	103.51	139.31
April	115.93	131.19	106.06	84.79	103.99	128.92
May	124.2	126.45	105.64	98.36	98.88	134.49
June	120.29	99.44	91.65	91.59	107.54	146.15
July	114.92	90.65	80.1	85.29	111.51	161.38
August	133.84	78.15	81.93	91.98	109.83	171.85
September	132.83	65.42	76.32	87.67	120.79	175.93
October	115.75	80.33	81.74	85.35	118.53	167.75
November	98.3	77.71	88.34	84.31	125.51
December	124.78	87.14	86.7	93.95	123.94

The closing value of the Index on November 25, 2005 was 181.43.

Year-End Closing Values

The following table sets forth the closing values of the Index on the last Trading Day of each December from 1997 through 2004, as published by PHLX. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the value of the Index will not decline (or increase insufficiently) and thereby reduce or eliminate the Maturity Payment.

Year	Year-End Closing Value
1997	114.37
1998	51.53
1999	85.96
2000	124.78
2001	87.14
2002	86.7
2003	93.95
2004	123.94

The following graph illustrates the historical performance of the Index based on the closing values thereof on the last Trading Day of each month from February 1997 through October 2005. Past movements of the Index are not necessarily indicative of future closing values.

License Agreement

PHLX and Citigroup Funding have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use the Index, which is owned and published by PHLX, in connection with certain securities, including the PACERS.

The license agreement between PHLX and Citigroup Funding provides that the following language must be stated in this prospectus supplement.

“PHLX Oil Service SectorSM Index (trading symbol: “OSX”) (the “Index”) is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in securities generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to Licensee is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to the Licensee. PHLX has no obligation to take the needs of the Licensee or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.”

All disclosures contained in this prospectus supplement regarding the Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by PHLX. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax consequences material to the purchase, ownership and disposition of the PACERS. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the decision to purchase the PACERS by any particular investor, including tax consequences that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the PACERS (a “U.S. Holder”). This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that will hold the PACERS as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, (iii) persons whose functional currency is not the U.S. dollar, (iv) persons that do not hold the PACERS as capital assets or (v) persons that did not purchase the PACERS in the initial offering.

This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, this summary does not address the effects of any applicable state, local or foreign tax laws.

The following discussion assumes that none of the companies included in the Index is or will become at any time during the term of the PACERS, a passive foreign investment company for U.S federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the PACERS would differ significantly from the consequences described below.

No statutory, judicial or administrative authority directly addresses the characterization of the PACERS or instruments similar to the PACERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PACERS are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the PACERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. It is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described below. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PACERS SHOULD CONSULT ITS OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PACERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In General

In purchasing a PACERS, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a PACERS for U.S. federal income tax purposes as a cash-settled derivative financial instrument providing for the future payment based on the value of the Index under which an amount equal to the purchase price of the PACERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the derivative financial instrument. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the PACERS, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the PACERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

Under the above characterization of the PACERS, at maturity or upon the mandatory redemption of the PACERS for cash prior to or at maturity, or upon the sale or other taxable disposition of a PACERS by a U.S. Holder, the U.S. Holder generally will recognize capital gain or loss equal to the difference, if any, between the amount of cash received at maturity or the amount realized as a result of the mandatory redemption, sale or other taxable disposition and the U.S. Holder’s tax basis in the PACERS. Any such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the PACERS for more than one year at the time of disposition.

Possible Alternative Treatment

Due to the absence of authority as to the proper characterization of the PACERS and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the PACERS as derivative financial instruments and the tax treatment described above. In particular, because a holder will be entitled to cash equal to or greater than the amount of the initial purchase price paid for PACERS unless (i) the closing value of the Index on any Trading Day after the date the PACERS are priced for initial sale to the public up to and including the third Trading Day before maturity is less than or equal to approximately         % of the Initial Index Value and (ii) the closing value of the Index on each Trading Day within each Call Determination Period, and on the maturity date, is less than the Initial Index Value, the IRS could seek to analyze the federal income tax consequences of owning PACERS under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield,” be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The PACERS are expected to provide economic returns that are linked to the performance of the Index, and offer no assurance that a holder’s investment will be returned to the holder. Further, based on the historical performance of the Index, a holder may receive economic returns on the PACERS that are substantially lower or higher than the holder’s investment therein and the amounts payable if the PACERS are called substantially exceed a conventional interest rate return. Accordingly, Citigroup Funding believes that it is reasonable to treat the PACERS for U.S. federal income tax purposes, not as debt instruments, but as derivative financial instruments in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the PACERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent PACERS issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the PACERS. In addition, gain realized by a holder upon the mandatory redemption, sale or other taxable disposition of a PACERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the PACERS has been held for more than one year).

Even if the Contingent Payment Regulations do not apply to the PACERS, it is possible that the IRS could seek to characterize the PACERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the PACERS, it is possible, for example, that a PACERS could be treated as including a debt instrument and a derivative financial instrument or two or more options.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the PACERS on a current basis. The IRS and U.S. Treasury Department recently issued proposed regulations that require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the PACERS.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to derivative financial instruments in respect of the stock of most corporations, including the PACERS, assuming none of the companies included in the Index is or will become at any time during the term of the PACERS, a passive foreign investment company for U.S. federal income tax purposes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include derivative financial instruments in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on an underlying asset from the scope of “constructive ownership” transactions. This category may include the PACERS. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Persons

A “Non-U.S. Holder” is a holder of the PACERS that is a non-resident alien individual or a foreign corporation.

In the case of a Non-U.S. Holder of the PACERS, any payments made with respect to the PACERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the mandatory redemption, sale or other disposition of the PACERS by a Non- U.S. Holder generally will not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

A Non-U.S. Holder that is subject to U.S. federal income taxation on a net income basis with respect to its investment in the PACERS should see the discussion relating to U.S. Holders of the PACERS, above.

Estate Tax

If you are an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty benefit, the PACERS may be treated as U.S. situs property for U.S. federal estate tax purposes. You are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the PACERS.

Backup Withholding and Information Reporting

A holder of the PACERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

UNDERWRITING

The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated May 3, 2005, govern the sale and purchase of the PACERS. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $             principal amount of PACERS (             PACERS), the payments on which are fully and unconditionally guaranteed by Citigroup.

The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the PACERS included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the PACERS if it purchases any of the PACERS.

Citigroup Global Markets Inc. proposes to offer some of the PACERS directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the PACERS to certain dealers at the public offering price less a concession not to exceed $             per PACERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $             per PACERS on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $             per PACERS for the PACERS they sell. If all of the PACERS are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Funding has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the PACERS, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Funding, in each case that are substantially similar to the PACERS or any security convertible into or exchangeable for the PACERS or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

Prior to this offering, there has been no public market for the PACERS. Consequently, the initial public offering price for the PACERS was determined by negotiations between Citigroup Funding and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the PACERS will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the PACERS will develop and continue after this offering.

Citigroup Funding will apply to list the PACERS on the American Stock Exchange under the symbol “CFO.”

In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell PACERS or the underlying stocks of the Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of PACERS in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of PACERS or the underlying stocks of the Index made for the purpose of preventing a decline in the market price of the PACERS, or the underlying stocks of the Index while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the PACERS. They may also cause the price of the PACERS to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

In order to hedge its obligations under the PACERS, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the PACERS — The Market Value of the PACERS May Be Affected by Purchases and Sales of the Stocks Underlying the Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding” and “— Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

We estimate that our total expenses for this offering will be $            .

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Fundings’ broker-dealer affiliates in connection with offers and sales of the PACERS (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these affiliates may act as principal or agent in these transactions. None of these affiliates is obligated to make a market in the PACERS and any may discontinue any market making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

ERISA MATTERS

Each purchaser of the PACERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the PACERS through and including the date of disposition of such PACERS that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the PACERS.

LEGAL MATTERS

The validity of the PACERS and certain matters relating thereto will be passed upon for Citigroup Funding and Citigroup by Michael S. Zuckert, Esq. Mr. Zuckert, General Counsel, Finance and Capital Markets of Citigroup and legal counsel to Citigroup Funding, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Funding and Citigroup in connection with the PACERS and the guarantee. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

PREMIUM MANDATORY CALLABLE

EQUITY-LINKED SECURITIES

(PACERSSM)

Based upon the PHLX Oil Service SectorSM Index

Due             , 2008

($10 Principal Amount per PACERS)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Prospectus Supplement

                    , 2005

(Including Prospectus

dated May 3, 2005)